Home Office: Harrison, NY Administrative Office:
4333 Edgewood Road NE Cedar Rapids, IA 52499

March 30, 2011

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Financial Life Insurance Company
TFLIC Separate Account VNY
Advisor’s Edge® NY Variable Annuity
Post-Effective Amendment No. 7
File Nos. 333-122235/811-21703

Dear Mr. Ruckman:

This letter supplements our response to oral comments that you provided with respect to the above-referenced post-effective amendment filing for TFLIC Separate Account VNY of Transamerica Financial Life Insurance Company (“TFLIC” or “we”). For your convenience, I have restated those comments below (as best we understand them), and followed each comment with our response.

Appendix B:

16.	The current summary of the Architect is insufficient. For example summary does not include sufficient discussion of excess withdrawals or the maximum equity percentage. Move the description of the rider that was stricken of the body of the prospectus into this appendix. Clearly note that the rider is no longer available for new sales but that contract owners who had already purchased the rider still have the option to upgrade. Also retain the examples that appeared in the old Appendix B. In your response please include this disclosure which will not appear in appendix B marked to show changes against the disclosure for this rider as it appeared in the prospectus as of May 1, 2010.

Response: Per our discussion, we will revise the disclosure regarding the Architect Rider so that it appears in the body of the prospectus.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
General Counsel
Transamerica Capital Management Division
Transamerica Financial Life Insurance Company